

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

George Peng
Chief Financial Officer
Leisure Acquisition Corp.
250 West 57th Street, Suite 415
New York, New York 10107

> **Re: Leisure Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 20, 2020**
> **File No. 001-38306**

Dear Mr. Peng:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Timeline for Completing a Business Combination , page 9

1. We note the disclosure that you may not be able to continue to meet the listing standards of Nasdaq. Please disclose the effects of being delisted from Nasdaq on shareholders who elect not to redeem including, for example, on the stock price and liquidity. Please also clearly disclose which Nasdaq requirements would continue to apply to your company in the event you are delisted, such as the requirement that the initial business combination be with a company that had an aggregate fair market value of 80% of the assets held in the trust account. Lastly, clearly disclose the risk that redemptions in connection with this shareholder vote would further reduce the amount held in the trust and the impact that would have upon your ability to find a business combination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 or Pamela Howell at 202-551-3357 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel L. Forman, Esq.